Exhibit 99.9

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our report, dated March 6, 2013, except for the restatements identified in note 2(a) which are as of May 31, 2013, with respect to the consolidated financial statements of Westport Innovations Inc. as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 and our report, dated March 6, 2013, except as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting which is as of May 31, 2013, with respect to the effectiveness of internal control over financial reporting as at December 31, 2012 which appear in this Amendment No. 1 of the annual report on Form 40-F/A.

Our report dated March 6, 2013, except as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting which is as of May 31, 2013, on the effectiveness of internal control over financial reporting as of December 31, 2012, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2012 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that the Company did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-168847) on Form S-8 and (No. 333-178714) on Form F-10 of the Company.

//s// KPMG LLP

Chartered Accountants

May 31, 2013

Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.